Exhibit 99.12

NICE inContact CXone Recognized by Frost & Sullivan for Contact Center
Innovation in Europe, Australia

CXone customer experience platform acknowledged for growth excellence and strategy innovation

SALT LAKE CITY, February 25, 2021 –NICE (Nasdaq: NICE) today announced that NICE inContact has been given the Best Practices Award for the 2020 Australia Cloud Contact Center Growth Excellence Frost Radar Awards, as well as the 2020 European Contact Center as Service Competitive Strategy Innovation and Leadership Award by analyst firm Frost & Sullivan. These recognitions in the European and Australian markets underscore the agility and flexibility of NICE inContact CXone, a market-leading cloud customer experience platform, and its ability to support contact centers anywhere in the world as they navigate an increasingly turbulent customer service landscape.

Contact centers across the world are charged with delivering consistently exceptional customer experiences amid rapidly evolving customer preferences. For example, under the backdrop of the COVID-19 pandemic, more and more consumers are turning to digital channels, such as company websites, online chat and email as opposed to traditional agent-assisted channels like phone. In fact, according to the NICE inContact CX Transformation Benchmark, Consumer Wave, 42 percent of consumers report relying on websites more often than before the pandemic. NICE inContact CXone helps global contact centers stay ahead of changing behaviors and provides the foundation for seamless, flexible, and omnichannel interactions.

“Across the globe, contact centers have been put to the test this year,” said Paul Jarman, NICE inContact CEO. “Agents and managers alike had to learn how to ensure experience consistency while making the transition to full-time remote work – in less than 48 hours in some cases. As a company that measures our success through the achievements of our customers, these recognitions by Frost and Sullivan are a validation of our collective efforts to keep consumer experiences thriving amid disruption. This also reflects our strong commitment to and investments in those and other markets globally.”

The 2020 Australia Cloud Contact Center Growth Excellence Frost Radar Award is awarded to recipients following in-depth interviews, analysis, and secondary research conducted by Frost & Sullivan analysts. Candidates are benchmarked against criteria, including innovation scalability, research and development, product portfolio, mega trends leverage, customer alignment, growth pipeline, vision and strategy, sales and marketing, revenue growth, and market share growth. The 2020 European Competitive Strategy Innovation and Leadership Award recognizes organizations that help moving contact centers transform the customer experience.

NICE inContact CXone delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market. With digital-first omnichannel, CXone  makes it possible for organizations of all sizes across the globe to reach more customers, using voice and a vast range of digital channels such as SMS text, Facebook Messenger, Twitter, or WhatsApp – all unified on the CXone cloud customer experience platform.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.